UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                            Frisby Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   358743 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2000

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ X  ] Rule 13d-1(b)
                  [    ] Rule 13d-1(c)
                  [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G


CUSIP No.   358743 10 2                                        Page 2 of 5 Pages

---------   --------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Jeffry D. Frisby
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                             (b)

----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
----------- --------------------------------------------------------------------

      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 -0-
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH

                        --------- ----------------------------------------------

                           6      SHARED VOTING POWER

                                  1,424,643

                        --------- ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  -0-

                        --------- ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                  1,424,643
----------------------- --------- ----------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,424,643
---------- --------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           24.8%
---------- ---------------------------------------------------------------------

12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Frisby Technologies, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  c/o Frisby Technologies, Inc.
                  4520 Hampton Road
                  Clemmons, NC

Item 2(a).        Name of Person Filing:

                  Jeffry D. Frisby

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Frisby Technologies, Inc.
                  4520 Hampton Road
                  Clemmons, NC

Item 2(c).        Citizenship:

                  USA

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  358743 10 2



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership.  As of December 31, 1999

     (a) Amount beneficially owned:1,424,643*

     (b) Percent of class:24.8%

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:   -0-

          (ii)  Shared power to vote or direct the vote:    1,424,643*

          (iii) Sole power to dispose or direct the disposition of: -0-

          (iv) Shared power to dispose or direct the disposition of: 1,424,643*

Item 5.  Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

                 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.  Notice of Dissolution of Group.

                 Not applicable.

Item 10. Certification.

                 Not applicable.


* Jeffry D. Frisby has granted voting rights with respect to 1,424,643 shares of the Company's Common Stock beneficially owned by him to Gregory S. Frisby pursuant to a Shareholders Agreement between Gregory S. Frisby and Jeffry D. Frisby.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2000



                                              /s/ Jeffrey D. Frisby
                                              ---------------------
                                              JEFFRY D. FRISBY